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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-9
                              (Amendment No. 37)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
                                --------------
                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
                                --------------
 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 37 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4(b) is hereby amended by adding the following at the end thereof:

     On April 25, 2001, William Swindells, Chairman of Willamette's Board of Directors, and Duane C. McDougall, Willamette's President and Chief Executive Officer, sent a letter, dated April 23, 2001, to the Company's shareholders, the form of which is filed as Exhibit (a)(2)(xxxiii) hereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (a)(2)(xxxiii)  Form of letter to shareholders of the Company dated
                        April 23, 2001 and sent to shareholders on April 25, 2001 (incorporated by reference to the Definitive Additional Materials on Schedule 14A filed by the Company on April 25, 2001).

Exhibit (a)(2)(xxxiv)   Form of Notice of Annual Meeting of Shareholders dated
                        April 24, 2001 and sent to shareholders of the Company on April 25, 2001 (incorporated by reference to the Definitive Additional Materials on Schedule 14A filed by the Company on April 25, 2001).

Exhibit (a)(2)(xxxv)    Form of letter from the Company sent to shareholders of
                        the Company on April 25, 2001 (incorporated by reference to the Definitive Additional Materials on Schedule 14A filed by the Company on April 25, 2001).

Exhibit (a)(2)(xxxvi)   Form of First Quarter Report (for the quarter ended
                        March 31, 2001) sent to shareholders of the Company on April 25, 2001 (incorporated by reference to the Definitive Additional Materials on Schedule 14A filed by the Company on April 25, 2001).

Exhibit (a)(2)(xxxvii)  Article written by Rich Donnell and published by Hatton-
                        Brown Publishers, Inc. in the May 2001 issue of Panel World magazine (incorporated by reference to the Definitive Additional Materials on Schedule 14A filed by the Company on April 25, 2001).

Exhibit (a)(2)(xxxviii) Transcript of interview with Duane C. McDougall originally aired on CNBC on April 24, 2001 (incorporated by reference to the Definitive Additional Materials on
                        Schedule 14A filed by the Company on April 25, 2001).
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2001          WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer



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                                 EXHIBIT INDEX


Exhibit
-------

(a)(2)(xxxiii)         Form of letter to shareholders of the Company dated
                       April 23, 2001 and sent to shareholders on April 25, 2001
                       (incorporated by reference to the Definitive Additional
                       Materials on Schedule 14A filed by the Company on April
                       25, 2001).

(a)(2)(xxxiv)          Form of Notice of Annual Meeting of Shareholders dated
                       April 24, 2001 and sent to shareholders of the Company on April 25, 2001 (incorporated by reference to the Definitive Additional Materials on Schedule 14A filed by the Company on April 25, 2001).

(a)(2)(xxxv)           Form of letter from the Company sent to shareholders of
                       the Company on April 25, 2001 (incorporated by reference to the Definitive Additional Materials on Schedule 14A filed by the Company on April 25, 2001).

(a)(2)(xxxvi)          Form of First Quarter Report (for the quarter ended March
                       31, 2001) sent to shareholders of the Company on April
                       25, 2001 (incorporated by reference to the Definitive
                       Additional Materials on Schedule 14A filed by the Company on April 25, 2001).

(a)(2)(xxxvii)         Article written by Rich Donnell and published by Hatton-
                       Brown Publishers, Inc. in the May 2001 issue of Panel
                       World magazine (incorporated by reference to the Definitive Additional Materials on Schedule 14A filed by the Company on April 25, 2001).

(a)(2)(xxxviii)        Transcript of interview with Duane C. McDougall
                       originally aired on CNBC on April 24, 2001 (incorporated by reference to the Definitive Additional Materials on
                       Schedule 14A filed by the Company on April 25, 2001).